FedNat Holding Company

(NASDAQ: FNHC)

- FedNat Insurance Company
- Maison Insurance Company
- Monarch National Insurance Company

First Quarter 2020

INVESTOR PRESENTATION

SAFE HARBOR STATEMENT

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

Statements that are not historical fact are forward-looking statements that are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein.

The risks and uncertainties include, without limitation, risks and uncertainties related to estimates, assumptions and projections generally; the nature of the Company's business and its ability to integrate operations proposed to be acquired; the adequacy of its reserves for losses and loss adjustment expense; claims experience; weather conditions (including the severity and frequency of storms, hurricanes, tornadoes and hail) and other catastrophic losses; reinsurance costs and the ability of reinsurers to indemnify the Company; raising additional capital and our compliance with minimum capital and surplus requirements; potential assessments that support property and casualty insurance pools and associations; the effectiveness of internal financial controls; the effectiveness of our underwriting, pricing and related loss limitation methods; changes in loss trends, including as a result of insureds' assignment of benefits; court decisions and trends in litigation; our potential failure to pay claims accurately; the timing and ability to obtain regulatory approval of applications for transactions and requested rate increases, or to underwrite in additional jurisdictions, and the timing thereof; the impact that the results of our subsidiaries' operations may have on our results of operations; inflation and other changes in economic conditions (including changes in interest rates and financial markets); pricing competition and other initiatives by competitors; legislative and regulatory developments; the outcome of litigation pending against the Company, and any settlement thereof; dependence on investment income and the composition of the Company's investment portfolio; insurance agents; ratings by industry services; the reliability and security of our information technology systems; reliance on key personnel; acts of war and terrorist activities; and other matters described from time to time by the Company in releases and publications, and in periodic reports and other documents filed with the Securities and Exchange Commission.

In addition, investors should be aware that generally accepted accounting principles prescribe when a company may reserve for particular risks, including claims and litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for a contingency. Reported results may therefore appear to be volatile in certain accounting periods.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not undertake any obligation to update publicly or revise any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

FEDNAT CORPORATE PROFILE

Key Metrics*:

1Q20 TTM Gross Written Premiums **$651M**	Book Value Per Common Share **$17.15**
Top **4** FL Homeowners Insurer	Agency Partnerships **4,500+**
Cash and Investments **~$690M**	Demotech Financial Stability Rating **A**

FEDNAT INSURANCE COMPANY

A regional homeowners insurer located in southeastern states, including Florida, with controlled expansion in TX, LA, SC, AL and MS.

Corporate Overview

- Leader in Florida homeowners market
- Expanding presence in neighboring states organically and recent acquisition
- High quality book of business with proven underwriting excellence
- Strong, large partner agent network and brand recognition
- Allstate and GEICO agency relationships
- Experienced leadership team

* As of March 31, 2020, unless otherwise noted

2019 SETS UP POSITIVE 2020 OUTLOOK

GROWTH OF CORE HOMEOWNERS BUSINESS	✓ Florida: strong brand and agent distribution with underwriting discipline and multiple rounds of recent rate increases ✓ Non-Florida: successful organic business via partnership with MGU plus recent acquisition of Maison
EXIT FROM NON-CORE BUSINESSES SUBSTANTIALLY COMPLETED	✓ Auto: No policies in force and shorter tail largely complete ✓ CGL: No policies in force and runoff of claims underway
BENEFITS FROM MAISON SYNERGIES	✓ $8 million annual reinsurance savings in current treaty year ✓ $3 million annual ongoing operational synergies
STRONG BALANCE SHEET SUPPORTS GROWTH OPPORTUNITIES	✓ $10M remaining in share repurchase program for current calendar year ✓ Increased quarterly dividend by ~13% in 4Q19 — dividend yield 3%+ ✓ Non-insurance company liquidity is $75M+

Long-term target ROE of 15% in years with normalized CAT activity

LONG-TERM TRACK RECORD OF BOOK VALUE GROWTH

BOOK VALUE PER SHARE SINCE 2012

CAGR **10.6%**

~$43M Returned to shareholders since 2017


$20.00
$18.00
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
$8.26
$9.79
$13.91
$16.52
$16.01
$16.29
$16.84
$17.25
$17.15
2012
2013
2014
2015
2016 *
2017 *
2018 *
2019 *
1Q20

* Impacted by full catastrophe reinsurance retention events
Note: Based on GAAP financial information

FED NAT

COVID-19 UPDATE

We are prioritizing the health and safety of our team, and do not expect the pandemic to directly impact underwriting results

- Limited, if any, exposure to the pandemic based on our product offerings and contractual coverages
- Over 95% of our staff is operating remote and can continue to do so indefinitely, through implementing business contingency plans
- Weathered the initial impact to our investment portfolio from immense market volatility
  - Recouped 1Q20 equity and bond losses (as of May 6th, 2020):
    - YTD gain of $5.4M in bond portfolio
    - YTD loss of just $1.9M in equity portfolio
- Solid non-insurance company liquidity of $75M
- Well positioned to sustain our operational expenditure requirements with our existing capital levels, as well as capital allocation priorities in the event of a more severe economic downturn

Our focus is on maintaining the safety, security and health of all our stakeholders, and closely monitoring the impacts of the pandemic on our operations, financial condition and results

LEADING POSITION IN FLORIDA HOMEOWNERS MARKET

LEADING POSITION IN FRAGMENTED FLORIDA MARKET

Market dominated by “specialists,” of which FedNat is among the ***top four***, with limited national P&C carrier presence

OPERATING ENVIRONMENT SUMMARY

~$10B

Total Addressable Florida Homeowners Market

Focus on Quality, Well-mitigated Homes

AOB Reform Improves Long-Term Environment

- Nation’s third largest state with 21 million people—projected at 26 million by 2030
- $10 billion homeowners insurance market with strong home construction and growing housing inventory throughout the state
- Highly fragmented market with national players comprising less than 20%, none with higher market share than FedNat
- With Citizens policies reduced by ~two-thirds since 2011, FedNat has opportunity for incremental organic growth
- AOB reform is a positive development

DISCIPLINED UNDERWRITING DRIVES IMPROVED ECONOMICS

HOMEOWNERS FLORIDA TOTAL INSURED VALUE AND POLICIES IN-FORCE



120
100
80
60
40
20
0
TIV (Billions)
390
360
330
300
270
240
210
180
150
120
90
60
30
0
PIF (Thousands)
$96
$92
$89
$88
$87
$85
$84
$87
$87
265
256
249
246
244
240
237
241
240
Q1-18
Q2-18
Q3-18
Q4-18
Q1-19
Q2-19
Q3-19
Q4-19
Q1-20
Total Insured Value
Policies In Force

HOMEOWNERS FLORIDA MARKET SHARE

Premiums in Force and % Market Share



Premiums In-Force ($in Mill)
Policies In-Force (# in Thousands)
% of Market Share [1]
Premiums/Policies In -Force at Quarter End
600
500
400
300
200
100
0
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
$482.1
$476.4
$466.9
$461.8
$457.2
$451.5
$451.3
$468.5
$474.1
265
256
249
246
244
240
237
241
240
Q1-18
Q2-18
Q3-18
Q4-18
Q1-19
Q2-19
Q3-19
Q4-19
Q1-20

Flat premiums on decreased exposure drives improved profitability profile

1. SNL P&C Group: Insurance Statutory Market Share Report, YE figures as of 12/31/19

RIGOROUS EXPOSURE MANAGEMENT

All States 1-in-100 Year Probable Maximum Loss / In-Force Premium ("PML to Premium")



300%
250%
200%
150%
100%
50%
0%
194%
187%
182%
180%
176%
172%
166%
164%
161%
Q1-18
Q2-18
Q3-18
Q4-18
Q1-19
Q2-19
Q3-19
Q4-19
Q1-20

Notes: PML modeled using average of AIR and RMS.
Includes Monarch National from Q1-18 forward.
Assumptions: LT, No LA, No SS

2019-2020 REINSURANCE STRUCTURE

FNIC / MNIC / MAISON COMBINED

$1.3B
190 Yr
Florida Only
RMS Long Term
With Loss Amplification

Hurricane Irma: $952.5M

$1.275B xs $27M
Catastrophe Excess of Loss Reinsurance
(Including FHCF Coverage)

Multiple Events 2005: $670M**

Hurricane Michael: $506.5M

Multiple Events 2004*: $448M

Hurricane Andrew: $319M

Hurricane Wilma: $203M

Hurricane Matthew: $53M

Brevard Hailstorm: $51M

Company Retention - $27M ($20M FNIC + $2M MNIC + $5M Maison) with 2nd/3rd Event: $10M per event for Florida Only (FNIC/MNIC)

1st Event Florida ($926M, 9/30/19P
100 year RMS LT+DS RP)

*2004 Events: Charley, Frances, Ivan & Jeanne
**2005 Events: Dennis, Katrina, Rita & Wilma
Structure based on FHCF limit at time of purchase
Event losses are combined FNIC + MNIC + Maison totals

MAISON REINSURANCE SYNERGIES

More efficient spread of risk across a larger and increased non-Florida presence resulted in:

- Smaller more efficient reinsurance program
- $8M of savings as compared to the sum of towers under two separate programs

REINSURANCE PARTNERS

RenaissanceRe, ascot, Everest, Fidelis, Allied World, Endurance, Chubb, PartnerRe, Neon, AXIS, Arch, Munich RE, Lloyd's, TransRe, Swiss Re

DISCIPLINED UNDERWRITING APPROACH

FedNat's meticulous underwriting approach allows it to manage current exposures while profitably underwriting new risks

HIGH-QUALITY BOOK

Properties with more advanced wind/hurricane mitigation features and lower All Other Peril (non-catastrophe) losses

RATE DISCIPLINE

Rates on every policy are a function of FNIC's historical loss experience, concentration of risk, expenses and current market conditions



PROVEN MODEL

Generalized Linear Model ("GLM") used to derive pre-quote pass/fail position based on each risk's associated expenses, CAT and non-CAT exposure, cost of capital and risk concentration:

- Manual reviews of every bound risk to ensure accuracy of information
- Regulatory approved use of our GLM-based analytics to provide a layer of pre-binding portfolio optimization management

PRUDENT EXPANSION

Business written by MNIC utilizes a similar disciplined approach as its policies are also underwritten by FedNat Underwriters ("FNU"), the Company's wholly owned MGA

POSITIVE AOB CLAIMS TRENDS IN FEDNAT FLORIDA BOOK

2019 AOB IMPACT AND REFORM

1. AOB Reform was enacted on July 1, 2019
2. AOB reform is expected to mitigate average severity of claims
3. Claims pre-AOB reform, with dates of loss before 7/1/19, are more severe though the impact is expected to lessen in recent months
4. Claims post-AOB reform, with dates of loss after 7/1/19, are less severe

CLAIMS CONTINUE, BUT LAWSUITS ON THE DECLINE

AOB LITIGATION
Since AOB reform passed, FNHC has received 17 suits, compared to **100+ over the prior year period—a 84%+ reduction.**

LAWSUITS ARE COSTLIER
Claims with lawsuits tend to average $15,000 more in costs. Savings will drive substantial severity benefit on dates of loss from July 1, 2019 forward.

CORE EARNINGS POWER…MASKED BY HEADWINDS


(In millions)
$80.0
$70.0
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$-
2015
2016
2017
2018
2019
Q1 2020
$38.9
$1.6
$7.0
$0.9
$1.3
$19.6
$13.1
$5.3
$5.1
$23.5
$13.1
$14.7
$9.1
$30.8
$17.2
$1.0
$10.2
$23.0
$17.9
$1.3
$2.1
$5.9
$6.6
Reported Net Income
Non-Core
AOB
Weather (CAT)

Four full-retention events in less than three years, after 11 years with none

3 substantial headwinds have reduced core earnings since 2015

AOB alone has reduced net income by over $100 million since 2015

FEDNAT

POSITIONED FOR EARNINGS GROWTH

PRUDENT UNDERWRITING IN FLORIDA

FEDNAT – FLORIDA MARKET FOR HOMEOWNERS


Panhandle
11.7%
North FL
5.8%
Central FL
14.0%
Tampa/
St. Pete
13.0%
Treasure
Coast
7.2%
Tri-County
26.9%
SW FL
21.4%

Total Florida Policies in Force for Homeowners/Fire as of March 31, 2020

240,000

- Statewide offering of HO3, HO6, HO4 and DP3 Forms
- Risk management through utilization of both analytics and geographic exposure management
- Distribute through independent retail partner agents and national carrier affinities
- Managed catastrophe exposure by ceding risk through reinsurance treaties

EXECUTING ON NON-FLORIDA MARKET OPPORTUNITY

FNIC NON-FLORIDA IN-FORCE PREMIUM – STRONG ORGANIC GROWTH

$ in thousands



180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
$9,518
+134%
$22,287
+59%
$35,385
+54%
$54,643
+49%
$81,453
+68%
$137,202
+11%
$152,510
12/31/2014
12/31/2015
12/31/2016
12/31/2017
12/31/2018
12/31/2019
3/31/2020
Louisiana
Alabama
South Carolina
Texas
Mississippi

- FedNat's non-Florida book has increased by $143.0M of premium since 12/31/2014 with the help of MGU Partner and Maison acquisition
- Gaining market share in Texas, Louisiana, South Carolina and Alabama and entered Mississippi in 2020
- FNIC 86,000 policies in-force
- MIC 54,000 policies in-force

MAISON ACCELERATES NON-FLORIDA EXPANSION

FEDNAT IN-FORCE POLICY COUNTS - REGIONALLY



1%
5%
7%
14%
27%
NON-FLORIDA
73%
1%
4%
14%
18%
37%
NON-FLORIDA
63%
LEGACY FNHC
POST-MAISON ACQUISITION
Florida
Texas
Louisiana
South Carolina
Alabama

PROFITABLE GROWTH FUNDAMENTALS & STRATEGY

- Limited to Gulf and Atlantic coastal states
- Staying narrow—no new lines of business
- Focus on coastal zones 1 and 2 where need is greatest
- Leveraging best practices developed over our 25+ years of experience
- Organic non-Florida growth via voluntary business distributed through partner managing general underwriter and national carrier affiliations

EXPECTED TO GROW TO ~40% OF TOTAL POLICY COUNT OVER NEXT 3 YEARS

Note: Based on homeowners/fire lines of business

PROFITABLY GROWING NON-FLORIDA BOOK

NEAR-TERM NON-FLORIDA EXPANSION

- Our incremental non-Florida growth over the past 7+ years has been with our partner, SageSure, and has been recently supplemented with our acquisition of Maison in December 2019
    - Implemented 5% TX and 4% LA rate increases in 4Q19
    - Additional 5% TX rate increase anticipated in 2Q20
- Maison – Improved pricing with underwriting discipline
    - Earning in 31% TX rate increase (40% in Dallas/Ft. Worth) from August 2019
    - Numerous rate filings in process
    - Non-renewals of unprofitable Maison policies
- $3M of annual expense ratio benefits in Maison synergies
    - Mostly from insourcing to occur throughout 2020
- Recently entered the Mississippi market

Greater combined ratio flexibility outside of Florida — targeted combined ratio at or under 90%

FLORIDA & NON-FLORIDA PREMIUM TRENDS

FEDNAT IN-FORCE PREMIUM

$ in thousands



700,000
600,000
500,000
400,000
300,000
200,000
100,000
-
521,143
540,845
543,280
686,437
706,580
12/31/16
12/31/17
12/31/18
12/31/19
03/31/20
Florida
Non-Florida

- Premium mix shifting to non-Florida.
- Non-Florida growth has offset aggressive exposure management in the Florida book of business.
- Avg. Premium in the Florida book of business has grown over the past 2 years, with policy count beginning to stabilize.
- Acquisition of Maison adds $96M of premium, including $81M of non-Florida premium

MITIGATION FROM REINSURANCE PRICE HIKE

Rate increases and FHCF participation lever can mitigate reinsurance rate increases



~30%

Gross Premium

3.5% ↑[1]

FNHC Net Rate

Reinsurance is factored into every policy written and represents ~30% of the gross premium

- Reinsurance cost is one of the key factors in our underwriting and renewal assessment process

FNHC rate filings that are ~30% of any reinsurance pricing increase will maintain FedNat's profitability

- e.g. 10% reinsurance price increase requires a 3.5%[1] net overall FedNat rate increase to maintain current profitability levels

FedNat has a clear track record of market leadership in proactively taking rate when costs rise

- AOB disruption
- Reinsurance pricing increases
- CAT experience

FNIC/MNIC participation in the Florida Hurricane Catastrophe Fund at 90% for the '20-'21 treaty year

- The increase in participation level from 75% in the '19 - '20 treaty year reduces exposures to private market price increases

2.8% FNIC Florida rate increase from limited reinsurance filing took effect in March 2020

1. 3% grossed up to provide for related acquisition costs of 15%.

PROACTIVE HOMEOWNERS RATE INCREASES IN 2020 [1]

INCREMENTAL PREMIUM IN 2020-2021

(In millions)



5.0%
Texas Rate Increase Goes in Effect
2.8%
Florida Rate Increase Goes in Effect
7.4%
Florida Rate Increase Goes in Effect
$1.0
$3.5
$1.6
$4.6
$2.2
5.7
$2.2
$6.9
$10.9
$46.6
Q1 '20
Q2 '20
Q3 '20
Q4 '20
FY '21
Florida Homeowners
Non-Florida Homeowners

$28M

Anticipated incremental premium from rate increases in 2020

$85M

Across the FL and Non-FL books over the next two years

1. Reflects actual and anticipated rate increases from April 2019 forward.

FINANCIAL OVERVIEW

RECENT FINANCIAL & OPERATING HIGHLIGHTS

(in thousands)	1Q19*	2Q19	3Q19	4Q19**	1Q20
Income Statement Data:					
Gross Premiums Written	$132,233	$169,170	$159,131	$150,074	$172,962
Net Premiums Earned	88,784	92,306	87,374	95,188	105,910
Net Investment Income	3,710	4,259	4,068	3,864	3,892
Net Income (Loss)	(3,865)	7,110	4,659	(6,893)	2,133
Diluted Earnings Per Share	(0.30)	0.55	0.36	(0.51)	0.15
Adjusted Operating Income	(2,394)	5,666	4,292	(7,925)	4,320
Adjusted Operating Income Per Share	($0.19)	$0.44	$0.33	($0.59)	$0.30
Balance Sheet Data:					
Cash and Investments	569,423	611,522	612,931	684,002	687,620
Shareholders Equity	217,916	230,785	237,389	248,693	239,174
Book Value per Share	$16.98	$17.96	$18.45	$17.25	$17.15
Financial Ratios:					
Net Loss Ratio	75.3%	70.8%	71.1%	82.8%	65.1%
Net Expense Ratio	38.9%	30.7%	34.4%	39.3%	40.2%
Net Combined Ratio	114.2%	101.5%	105.5%	122.1%	105.3%

* Impact from the Brevard County hail storm was $18.7 million, pre-tax, and approximately $14.0 million, after-tax.

** Impact from CAT weather, prior year adverse development & AY19 reserve strengthening was $21.5 million, pre-tax and approximately $16.2 million, after-tax.

Q1 NOTES/HIGHLIGHTS

- Adjusted operating income of $0.30 per share despite $0.46 per share in net CAT losses from severe weather events in Florida, Texas and Louisiana.
- Gross premiums written increased 30.8% over 1Q19 driven by growth in FNIC’s non-Florida book (up 62%) and Maison $17.6M.
- Annualized ROE of 7.0% in Q1, excluding investment losses.
- Maison’s Q1 results were $2.3M pre-tax income as a result of good loss experience.
- Holding company liquidity of $75+ million as of March 31, 2020.

FAVORABLE PREMIUM COMPOSITION

GROSS PREMIUMS WRITTEN | NET PREMIUMS EARNED

1Q19

1Q20



2.3%
19.1%
78.6%
1.1%
19.5%
79.4%
2.0%
33.5%
64.5%,
35.9%
64.1%

Florida Homeowners

Non-Florida Homeowners

Flood

2020E HO IN-FORCE



32.9%
67.1%

FEDNAT

STRONG CAPITAL STRUCTURE

NON-INSURANCE LIQUIDITY

$ in millions


$120
$100
$80
$60
$40
$20
$106
$115
$115
$65 *
$76
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020

* Q4-19 decrease due to closing of Maison transaction in Dec 2019.

FINANCIAL LEVERAGE

Debt/Capital


32%
31%
30%
29%
28%
27%
31.1%
29.9%
29.3%
28.4%
29.2%
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020

UNDERWRITING LEVERAGE

NPE/Equity


200%
150%
100%
50%
0%
163.0%
160.0%
147.2%
153.1%
177.1%
Q1 2019
Q2 2019
Q3 2019*
Q4 2019*
Q1 2020**

* Driven by higher ceded catastrophe reinsurance premiums.
** First full quarter of Maison earned premiums.

CONSERVATIVE INVESTMENT PORTFOLIO

PORTFOLIO COMPOSITION



Corporate & Collaterized Mortgage Obligations $324.9
State. Muni, and Political Subs $22.3
Common Stock & Mutual Funds $17.3
US Gov. & Agency Sec. $199.9
Cash and Cash Equivalents $123.2

as of March 31, 2020
(in millions)

INVESTMENT CRITERIA

- Designed to preserve capital, maintain liquidity and minimize risk, across a range of economic scenarios
- As of 3/31/2020, 98.9% of the Company's fixed income portfolio was rated investment grade
  - Average duration: 3.529 years
  - Composite rating: A (S&P Composite)
  - YTM: 2.605%
  - Book yield: 2.922%
- Historical total returns on cash and investments as of 3/31/2020
  - 1 Year: 3.60%
  - 2 Years: 4.00%

RETURNING VALUE | REPURCHASES & DIVIDENDS

SINCE CLOSE OF MAISON

~$14M

Shares repurchased

~$43M

Returned to shareholders since 2017

ONGOING VALUE CREATION

13%

Quarterly Dividend Increase Effective 4Q19 (3% yield)

~$10M

Remaining Authorization in Share Repurchase Program in CY2020

Committed to maximizing shareholder value through disciplined capital allocation

POSITIVE OUTLOOK FOR 2020 AND BEYOND

- Focused on profitable growth opportunities in core homeowners business
  - Underwriting profit is paramount
  - Rate adequacy ensures sustainability of business
  - $28M incremental premium in 2020 & over $50M annually when fully earned, as compared to 2019, from rate increases
    - 2.8% FNIC FL and 5% FNIC TX rate increases effective 1H20
    - 7.4% FNIC annual rate filing, subject to regulatory approval, expected to be effective 2Q20
    - Multiple Maison rate filings in process
  - Opportunity for further catastrophe reinsurance “fast-track” rate increases, as needed

- Greater scale in non-Florida business from Maison book

- Strong capital structure supports returning value to shareholders

- Long-term targeted combined ratio of 95% for Florida and 90% for non-Florida

- Long-term target ROE of 15% in years with normalized CAT activity, once rate increases have fully earned in

Questions?

Michael Braun
Chief Executive Officer

Ron Jordan
Chief Financial Officer

Bernie Kilkelly
Investor Relations, Ellipsis
investorrelations@FedNat.com